King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 22, 2018

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Mara L. Ransom

Re:	EVO Payments, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 21, 2018

File No. 333-224434

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with the changes reflected in Amendment No. 4, respond to the Staff’s comments contained in its letter dated May 21, 2018. Amendment No. 4 also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in Amendment No. 4. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Securities and Exchange Commission

May 22, 2018

Dilution, page 67

1.	Please refer to the paragraph immediately preceding the dilution table on page 67. In the middle of this paragraph you state, “Our pro forma net tangible book value as of March 31, 2018 would have been approximately $(488.2) million, or $(6.37) per share of Class A common stock.” Please revise this sentence to clarify this is your pro forma net tangible book value after this offering. Additionally, please add a sentence that quantifies your pro forma net tangible book value before this offering as of March 31, 2018 on both an aggregate and per share basis. We believe this will allow investors to better relate the information in the paragraph above this dilution table to the information presented within the table.

The Company has revised the disclosure on page 67 in response to the Staff’s comment.

2.	Please refer to the dilution table on page 68. Please tell us, and revise to briefly disclose to your investors, how you derived the $85,578 amount of total consideration you have disclosed for existing stockholders.

After giving effect to the Reorganization Transactions (other than this offering) and the Assumed Redemption:

•	35,303,800 shares of Class A common stock were assigned no value per share because they were assumed to be issued in exchange for units issued to our founder at our formation. 18,790,477 of such shares of Class A common stock relate to units that were transferred by our founder to MDP, but no additional consideration was received by EVO LLC in connection with such transfer.

•	An additional 6,950,788 shares of Class A common stock relate to units that were purchased by our executive officers, MDP and current and former employees. The average price of these shares of Class A common stock was approximately $12.20 per share.

•	A total of 511,738 shares of Class A common stock were assigned no value because they relate to shares of Class A common stock or LLC Interests issued to our executive officers and current and former employees in conversion of either unit appreciation rights or profits interests that had no value at the time of issuance.

•	The 47,398 shares of Class A common stock issued to Zenith in connection with the Zenith contingent payment were assumed to be issued at a price per share of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 to include a brief description consistent with the information included in this table.

Securities and Exchange Commission

May 22, 2018

Unaudited pro forma consolidated balance sheet as of March 31, 2018, page 71

3.	Please revise the pro forma adjustments appearing in the columns titled “Reorganization adjustments” and “Offering adjustments” such that the debits and credits appearing in each column will balance. Make conforming adjustments as needed to the footnotes to your pro forma balance sheet. You should also ensure that the amount of total assets appearing in the column titled “As adjusted before this offering” is the same as the amount of total liabilities and equity appearing in that column.

The Company has revised the disclosure on pages 72 through 77 in response to the Staff’s comment.

4.	We remain unable to reconcile the pro forma adjustments you are making to additional paid-in capital, accumulated deficit and the nonredeemable non-controlling interest with the description of your reorganization transactions and this offering. As one example only, and not an inclusive list, we are unable to follow how the historical equity balances for EVO LLC’s Class A, Class C and Class E Units were allocated to the registrant’s equity accounts, redeemable non-controlling interests, and nonredeemable non- controlling interests during the reorganization. Note that we have similar questions about the adjustments appearing in the offering adjustments column. To assist us in understanding how you determined the pro forma adjustments to your additional paid-in capital, accumulated deficit and non-controlling interests, please provide us in your response with your journal entries for each adjustment to your equity and non-controlling interest accounts that you present on the face of your pro forma balance sheet, along with a narrative explanation of each journal entry that clearly explains how any allocations between accounts were determined. Additionally, please consider whether revisions to your pro forma footnotes are appropriate to better explain these matters to your investors.

The Company has revised the disclosure on pages 72 through 77 in response to the Staff’s comment. In addition, the Company has included its journal entries for each adjustment to equity and non-controlling interest accounts as Exhibit A hereto.

Notes to unaudited pro forma consolidated balance sheet, page 72

5.	Note 3 appears to describe all classes of shares that will be issued to the continuing LLC owners during the reorganization except for Class A; specifically, it only partially describes the Class A shares that will be issued in connection with the reorganization transactions. Please revise this pro forma footnote or other pro forma footnotes as appropriate to fully address the issuance of Class A shares during the reorganization transactions.

The Company has revised the disclosure on pages 72 through 77 in response to the Staff’s comment.

Securities and Exchange Commission

May 22, 2018

6.	The last paragraph of Note 6 describes the issuance of 47,398 Class A shares to Zenith; however, we are unable to determine from the face of your pro forma balance sheet or the related pro forma footnotes how you reflected the accounting impact of issuing these shares. Please revise the face of your pro forma balance sheet and the related pro forma footnotes to address this matter, or tell us why there is no financial statement impact from issuing these shares.

In connection with the Company’s acquisition of the remaining 49% of Zenith Merchant Services (“Zenith”) in May 2017, the Company agreed to make certain earn-out payments to the sellers upon Zenith’s satisfaction of certain thresholds tied to Zenith’s continuing performance, which we refer to as the Zenith contingent payment. Each of the sellers may elect to receive these earn-out payments in cash or equity consideration. The Company has clarified this accounting treatment in Note 3 to the unaudited pro forma consolidated balance sheet.

At the time of the Company’s most recently issued financial statements, the Zenith contingent payment was recognized as a liability due to the option of the sellers to receive cash or shares. However, two of the sellers have subsequently committed to receive shares of Class A common stock in satisfaction of the first of these contingent payments. Accordingly, the Company will account for the transaction by reducing the liability, and recognizing the par value of Class A common stock, with a corresponding credit to Additional paid-in capital for the difference. The sellers continue to have the option to elect to receive future earn-out payments in cash or shares. As of March 31, 2018, the Company had $2.3 million accrued for the Zenith contingent payment.

Principal and selling shareholders, page 171

7.	We note from your disclosures and the table on page 172 that Jeffrey Rosenblatt is the selling shareholder who will offer 666,667 Class A shares in this offering and will also receive 617,181 Class D shares in the reorganization. However, footnote (5) to this table states that Mr. Rosenblatt will receive 1,283,848 Class D shares in the reorganization. Please revise footnote (5) to this table or tell us why revision is not appropriate. Additionally, please revise the disclosures about the reorganization throughout your filing, including in your prospectus and in your pro forma financial statements, to clarify when and how Mr. Rosenblatt will be issued 666,667 Class A shares.

The Company has revised the disclosure on page 175 in response to the Staff’s comment.

*    *    *    *

Securities and Exchange Commission

May 22, 2018

If we can be of any assistance in explaining these responses or the changes in the Registration Statement, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson
Sondra Snyder
Scott Anderegg
(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)

Exhibit A

Reorganization transaction adjustment entries

Inc formation

Dr	Deferred tax assets	11,569		See footnote 2
Cr	Accumulated deficit		11,569
		11,569	11,569	-

Tax adjustments
Dr	Deferred tax assets	2,316		See footnote 2
Cr	Tax receivable agreement		1,969
Cr	Accumulated deficit		347
		2,316	2,316	-

Equity reclass
Dr	Class A units	54,453
Dr	Class C units	9,463
Dr	Class E units	71,250
Cr	Class A common stock		1	To eliminate existing LLC equity and recognize Inc equity for continuing LLC owners. See footnote 3
Cr	Class B common stock		4
Cr	Class C common stock		-
Cr	Class D common stock		2
Cr	APIC		135,160
		135,166	135,166

Zenith
Dr	Accrued expenses	711		Contingent liability, see footnote 6
Cr	APIC		711
		711	711	-
Offering transaction adjustment entries

Stock Comp
Dr	Deferred tax asset, net	275		See footnote 8
Dr	Accumulated Deficit	34,924
Cr	APIC		4,012	Catch up comp for UAR Awards
Cr	APIC		25,573	Acceleration and Catch up for Class D Awards
Cr	APIC		5,615	Offering grants
		35,200	35,200	-

Debt repayment
Dr	Current portion of long-term debt	10,340		Deferred purchase price
Dr	Long-term debt, net of current portion	175,155		2nd Lien term loan
Dr	Accumulated Deficit	5,567		Deferred financing costs
Cr	Long-term debt, net of current portion		5,567	Deferred financing costs
Cr	Cash		185,495
		191,062	191,062	-

Equity conversion
Dr	APIC	108,351		See footnote 7
Cr	Accumulated deficit		62,278
Cr	Nonredeemable non-controlling interest		46,073
		108,351	108,351	-

Equity issuance
Dr	Cash	185,495
Dr	Accumulated deficit	551,994
Dr	Redeemable non-controlling interest	22,437		Proportionate allocation of Accumulated other comprehensive income
Dr	Redeemable non-controlling interest	2,565		Proportionate allocation of pro forma adjustments to Accumulated deficit
Cr	Other current assets		7,795	Deferred offering costs
Cr	Redeemable non-controlling interest		62,278	Proportionate allocation of historical capital
Cr	Redeemable non-controlling interest		492,281	Redemption value adjustment to Accumulated deficit
Cr	Class A common stock		1
Cr	APIC		177,699
Cr	AOCI		22,437
		762,491	762,491	-

NCI
Dr	Nonredeemable non-controlling interest	18,496		See footnote 7
Cr	Accumulated deficit		1,897
Cr	AOCI		16,599
		18,496	18,496	-

NCI Legacy deficit allocation
Dr	Nonredeemable non-controlling interest	93,962		See footnote 7
Cr	Accumulated deficit		93,962
		93,962	93,962	-

Amounts may not sum due to rounding.